Filed Pursuant To Rule 433

Registration No. 333-278878

December 9, 2025

00;00;04;13 Host:

All right, let's head over to RB Derby for days two of eight. Yes, I believe it is the largest flagship financial and emotional gathering. Our contributor and special event backer Patricia Woo. It's on the ground from the conference. Hi, Patricia.

I am here with Ray Sharif Askari, head of product and research at grayscale. So let's jump right into innovation. That's what excites people. The most. And, you know, especially with your position in this innovation landscape, what excited you the most? Absolutely. So just for those that don't know, grayscale is the world's largest crypto focused asset manager. We are bringing crypto exposure to investors in compliant, regulated wrappers.

00;00;59;23 Ray:

It's been a big year for innovation as it relates to regulation and financial products and crypto. For me, I am very excited about staking. Crypto is now an income generating asset class and it's very important for us to deliver that incremental revenue stream to investors. And so to do that, we've introduced staking into our Ethereum ETFs and our Solana ETF, which now is returning an income, a staking reward of over 7%.

And I think we're going to continue to see innovation around, financial products that are using staking to create more diversification and income for investors investing in crypto. So we're almost at the end of 2025 as we look ahead to 2026. What are you most excited about? Like what are you focusing on? It could be anything from a trend, an opportunity, some kind of industry surprise that we may not have heard about your pick.

So one, I do think we're going to continue to see more regulatory clarity. Two, I think we're going to see Bitcoin reach new highs in the second in the first half of 2026. We have a strong macro backdrop. The regulatory regime is extremely favorable. And I it's kind of a hot take, but I think we're going to move past this four year cycle narrative.

I think that it's been a self-fulfilling prophecy. And I think that given where we are in crypto adoption, institutional adoption, and just again, the regulatory backdrop, we need to move past that. I think we're going to continue to see worlds kind of emerge as it relates to crypto native players partnering with, financial incumbents to create new solutions.

I think cross-chain composability is going to play a big role in that. We, see Chainlink, for example, is making huge strides in that area connecting blockchains to, the real world, connecting chains to one another. I think we're going to continue to see fast, scalable, next generation layer one blockchains, like the salon is a swathe of the world. And I think all of this is going to usher in the new era of crypto adoption.

00;03;16;14 Host:

Oh, exciting. All right. So looking forward to 2020. Thank you so much for that.

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